UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

07005467

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 036730

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ING Investment Management Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue
(No. and Street)

New York (City) New York (State) 10169 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Presser 212-309-1705
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst + Young LLP
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street (Address) Boston (City) MA (State) 02116 (Zip Code)

PROCESSED
APR 04 2007
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Robert Presser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ING Investment Management Services LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP & Controller

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- ☒ (p) Statement of Cash Flows

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

ING Investment Management Services LLC

Year Ended December 31, 2006
with Report and Supplementary Report of Independent Registered Public Accounting Firm

ING INVESTMENT MANAGEMENT SERVICES LLC

Financial Statements and Supplemental Information
Year Ended December 31, 2006

Contents



■ Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

■ Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholder and Board of Directors
ING Investment Management Services LLC

We have audited the accompanying statement of financial condition of ING Investment Management Services LLC (the "Company"), a wholly owned subsidiary of ING Investment Management Alternative Assets LLC, which is an indirect subsidiary of ING Group N.V., as of December 31, 2006, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ING Investment Management Services LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP
ERNST & YOUNG LLP

February 23, 2007

ING INVESTMENT MANAGEMENT SERVICES LLC
Statement of Financial Condition
December 31, 2006

Assets	
Securities owned, at market value	$ 3,156,898
Receivable from broker-dealer	347,586
Total Assets	$ 3,504,484
Liabilities and member's equity	
Liabilities:	
Payable to broker-dealer	$ 10,316
Payable to affiliate	327,653
Accrued expenses and other liabilities	74,906
Total Liabilities	412,875
Member's equity	3,091,609
Total liabilities and member's equity	$ 3,504,484

The accompanying notes are an integral part of these financial statements.

ING INVESTMENT MANAGEMENT SERVICES LLC
Statement of Income
Year Ended December 31, 2006

Revenue:	
Interest	$ 247,190
Commissions	44,586
Trading (losses), net	(29,187)
Other income	398,175
Total revenue	660,764
Expenses:	
Employee compensation and benefits	304,976
Clearance, floor brokerage and dues	80,092
Occupancy and equipment rental	24,356
Communications	1,731
Professional fees	55,865
Technology	17,225
Total expenses	484,245
Income before payment to affiliate pursuant to tax sharing arrangement	176,519
Payment to affiliate pursuant to tax sharing arrangement	68,666
Net income	$ 107,853

The accompanying notes are an integral part of these financial statements.

ING INVESTMENT MANAGEMENT SERVICES LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2006

Member's Equity Balance, beginning of year	$ 4,031,821
Dividend to Parent	(1,048,065)
Net income	107,853
Member's Equity Balance, at end of year	$ 3,091,609

The accompanying notes are an integral part of these financial statements.

ING INVESTMENT MANAGEMENT SERVICES LLC
Statement of Cash Flows
Year Ended December 31, 2006

Cash flows from operating activities:	
Net income	$ 107,853
Adjustments to reconcile net income to net cash used in operating activities:	
Decrease (increase) in operating assets:	
Securities owned, at fair value	(784,576)
Net receivable from broker-dealers	270,535
Receivable from affiliate	1,118,494
Increase (decrease) in operating liabilities:	
Net payable to broker-dealers	(8,149)
Payable to affiliate	327,653
Accrued expenses and other liabilities	16,255
Net cash provided by operating activities	1,048,065
Cash flows from financing activities:	
Dividends paid to Parent	1,048,065
Net cash used in financing activities	1,048,065
Net cash	$ 0

The accompanying notes are an integral part of these financial statements.

1. Organization and Description of Business Activities

ING Investment Management Services LLC (the "Company") is a wholly owned subsidiary of ING Investment Management Alternative Assets LLC (the "Parent"). The Parent is a wholly owned subsidiary of ING Investment Management LLC (Holdings), an indirect subsidiary of ING Groep N.V. (Ultimate Parent).

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) under Section 15(b) of the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company primarily acts as an introducing broker-dealer for its Parent and affiliates.

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pursuant to provision k(2)(ii) of such rule.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company prepares its financial statements in accordance with U.S. generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The accompanying financial statements have been prepared from records maintained by the Company, and may not necessarily be indicative of the financial condition and results of operations which would have existed if the Company had been operated as an unaffiliated entity.

Securities Transactions

Receivable from and payable to broker-dealer consist of commissions and amounts for securities transactions that have not yet reached their contractual settlement date. Transactions in securities, commission revenues and related clearance and floor brokerage are recorded on a trade-date basis.

Securities owned, at market value, at December 31, 2006 consist of a money market mutual fund investment. This investment is considered to be available for sale.

Realized gains and losses are recorded in trading gains and losses, net in the accompanying statement of income.

2. Summary of Significant Accounting Policies (continued)

Interest income is recorded under the accrual method. In the normal course of business, a nonaffiliated broker-dealer pays the Company a percentage of the interest earned on its customer balances. During the year ended December 31, 2006, the Company received $247,190 from the nonaffiliated broker-dealer, which is included in interest revenues in the accompanying statement of income.

Fair Value of Financial Instruments

Securities owned are valued at quoted market prices. Receivables are carried at fair value, or at contract amounts which approximate fair value, due to the short period to maturity and repricing characteristics. Similarly, liabilities are carried at amounts approximating fair value.

3. Related Party Transactions

The Parent charges the Company for actual expenses paid on its behalf and its pro-rata share of certain general overhead expenses incurred by the Parent based on an approximate methodology for each type of expense. For the year ended December 31, 2006, costs allocated to the Company were $299,380. Such costs are primarily included in employee compensation and benefits, occupancy and equipment rental and other expenses in the accompanying statement of income. Company and Parent management both believe the allocation method used is reasonable and appropriate in the circumstances.

Receivable from affiliates is primarily composed of the net intercompany receivables and payables with the Parent. The receivable portion of the balance at December 31, 2006 consists of accumulated cash balances earned from brokerage services (commissions and interest) which are held by the Parent on behalf of the Company. The payables portion of the balance at December 31, 2006 consists of certain expenses and taxes allocated to the Company and paid by the Parent on behalf of the Company.

The Company participates in a solicitation arrangement with a related third party, whereby the Company earns a fee in exchange for the successful sale of certain related third party products. For the year ended December 31, 2006, such fees, included as part of other income, totaled $305,192.

4. Taxes

The Company is a single member limited liability company for federal, state, and local corporate income tax purposes and, accordingly, was not subject to federal, state and local corporate income taxes.

4. Taxes (continued)

However, the Company's Parent is subject to a tax sharing arrangement with Holdings, whereby the Parent reimburses Holdings on a current basis for the total tax expense recognized by Holdings with respect to the Company's income. The Parent allocates tax expense to the Company as if the Company filed a separate tax return and the Company reimburses the Parent for the expense recognized. There are no temporary differences which would give rise to deferred tax expense. Tax expense is allocated using expected and statutory combined rate of 39% for federal, state and local purposes. This allocation, which totaled $68,666 for the year ended December 31, 2006 is included in the accompanying statement of income.

5. Employee Benefit Plans

The Parent provides certain employee benefits and benefit plans for its active qualified employees, as specified by the various plans. Expenses are allocated to the Company for retirement, health care and life insurance benefits and are included in compensation and benefits expense in the statement of income.

6. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the Rule). The Company has elected to use the Rule's alternative method which requires that the Company maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined.

At December 31, 2006, the Company had net capital of approximately $3,028,471 which was $2,778,471 in excess of the required net capital of $250,000.

7. Concentrations of Credit Risk

Credit risk is the amount of accounting loss the Company would incur if a counterparty failed to perform its obligations under contractual terms. Substantially all of the clearing and depository operations for the Company are performed by its clearing broker pursuant to a clearance agreement. The clearing broker reviews as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance by counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes.

8. New Pronouncements

On July 13, 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions have a "more-likely-than-not" probability of being sustained by the applicable tax authority. Tax positions deemed to not meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the reporting period in which they are realized. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of no later than January 1, 2007. At this time, management is evaluating the implications of FIN 48 and any impact in the financial statements has not yet been determined.

In addition, in September 2006, Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157), was issued and is effective for fiscal years beginning after November 15, 2007. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Management is currently evaluating the impact the adoption of SFAS 157 will have on the Company's financial statement disclosure.



Supplemental Information

ING INVESTMENT MANAGEMENT SERVICES LLC
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2006 **Schedule I**

Member's equity	$3,091,609
Deductions and/or charges:	
Non-allowable assets from Statement of Financial Condition	0
Haircut on securities	63,138
Net capital	3,028,471
Computation of alternative net capital requirement:	
2% of aggregate debt items (or $250,000, if greater) as shown in the	
formula for reserve requirements pursuant to Rule 15c3-3 prepared	
as of the date of the net capital contribution	250,000
Net capital requirement	250,000
Excess net capital	$2,778,471

There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA FOCUS filing as of December 31, 2006, as filed on January 26, 2007.

Exemptive Provision

The Company claims exemption from the requirements of Rule 15c3-3 as of December 31, 2006 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.



Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

Stockholder and Board of Directors
ING Investment Management Services LLC

In planning and performing our audit of the financial statements and supplemental information of ING Investment Management Services LLC (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of controls activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

ERNST & YOUNG LLP

February 23, 2007

END